Exhibit 99.1

Kenon Holdings Reports Q1 2019 Results and Additional Updates

Singapore, May 30, 2019. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces its results for Q1 2019 and additional updates to its businesses.

Key Highlights

OPC

•	As previously reported, in April 2019 the Israeli Electricity Authority (“EA”) granted OPC a conditional license for the construction of the Tzomet power plant.

•	OPC’s revenue of $97 million in Q1 2019 was comparable to revenue of $101 million in Q1 2018.

•	OPC’s net profit of $14 million in Q1 2019 was comparable to net profit of $16 million in Q1 2018.

•	OPC’s EBITDA[1] in Q1 2019 decreased to $30 million, as compared to $35 million in Q1 2018.

Qoros

•
The process to obtain the required approvals for the previously reported agreement to sell half (12%) of Kenon’s remaining interest (24%) in Qoros to the majority shareholder in Qoros for a purchase price of RMB1,560 million (approximately $226 million) continues to progress.

Discussion of Results for the Three Months ended March 31, 2019

Kenon’s consolidated results essentially comprise the consolidated results of OPC Energy Ltd. (“OPC”). The results of Qoros Automotive Co., Ltd. (“Qoros”) and ZIM Integrated Shipping Ltd. (“ZIM”) are reflected under results from associates.

See Exhibit 99.2 of Kenon’s Form 6-K dated May 30, 2019 for summary Kenon consolidated financial information; summary OPC consolidated financial information; a reconciliation of OPC’s EBITDA (which is a non-IFRS measure) to net profit and summary operational information of OPC’s generation businesses.

OPC

The following discussion of OPC’s results of operations is based on OPC’s consolidated financial statements, which are denominated in New Israeli Shekels (NIS) and translated into US dollars for purposes of Kenon's reporting.

Summary Financial Information of OPC

	Q1 2019	Q1 2018
	$ millions
Revenues	97	101
Cost of sales	61	63
Finance Expenses, net	5	5
Net profit	14	16
EBITDA	30	35

Revenue

	Q1 2019	Q1 2018
	$ millions
Revenue from energy generated by OPC and sold to private customers	71	72
Revenue from energy purchased by OPC and sold to private customers	2	2
Revenue from private customers in respect of infrastructures services	19	22
Revenue from energy sold to the System Administrator	1	1
Revenue from sale of steam	4	4
Total	97	101

1 EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated May 30, 2019 for the definition of OPC’s EBITDA and a reconciliation to its net income for the applicable period.

OPC’s revenue from the sale of electricity to private customers derives from electricity sold at the generation component tariffs, as published by the EA, with some discount. The weighted-average generation component tariff for 2019, as published by the EA in January 2019, is NIS 0.2909 per KW hour. In 2018, the weighted-average generation component tariff was NIS 0.2816 per KW hour. OPC’s revenues from sale of steam are linked partly to the price of gas and partly to the Israeli Consumer Price Index (CPI).

•
Revenue from energy generated by OPC and sold to private customers – decreased by $1 million in Q1 2019, as compared to Q1 2018. As OPC’s revenue is denominated in NIS, translation of its revenue to US Dollars had a negative impact of $4 million. Excluding the impact of exchange rate fluctuations on the translation of OPC’s revenues, OPC’s revenues increased by $3 million, primarily as a result of the increase of the generation component in January 2019.

•
Revenue from private customers in respect of infrastructures services – decreased by $3 million in Q1 2019, as compared to Q1 2018. Translation of OPC’s revenue to US Dollars had a negative impact of $1 million. Excluding the impact of exchange rate fluctuations on the translation of OPC’s revenues, OPC’s revenues decreased by $2 million, primarily as a result of a decrease in the infrastructure services tariffs in January 2019.

Cost of sales (Excluding Depreciation and Amortization)

	Q1 2019	Q1 2018
	$ millions
Natural gas and diesel oil consumption	35	34
Payment to IEC for infrastructure services and purchase of electricity	20	24
Natural gas transmission	2	2
Operating expenses	4	3
Total	61	63

•
Natural gas and diesel oil consumption – increased by $1 million in Q1 2019, as compared to Q1 2018, primarily due to an increase in OPC’s natural gas price, reflecting the increase in the generation component, as OPC's gas price is indexed to the generation component tariff.

•
Payment to IEC for infrastructures services and purchase of electricity – decreased by $4 million in Q1 2019, as compared to Q1 2018. Translation of OPC’s cost of sales to US Dollars had a negative impact of $1 million. Excluding the impact of exchange rate fluctuations, payment to the IEC for infrastructure services and purchase of electricity decreased by $3 million, primarily due to a decrease in the infrastructure tariffs in January 2019.

Net profit

Net profit decreased by $2 million in Q1 2019 as compared to Q1 2018, primarily as a result of the reasons discussed above, partially offset by a $2 million decrease in tax expenses.

Liquidity and Capital Resources

As of March 31, 2019, OPC had cash and cash equivalents and short term deposits of $151 million, restricted cash of $80 million, and total outstanding consolidated indebtedness of $603 million, consisting of $28 million of short-term indebtedness and $575 million of long-term indebtedness. All of OPC’s debt is denominated in NIS.

Business Developments

Update on the Construction of the OPC-Hadera Plant

OPC-Hadera is constructing a 148 MW co-generation power plant in Israel. OPC expects that the total cost of completing the OPC-Hadera plant will be approximately NIS 1 billion (approximately $275 million).

Construction of the OPC-Hadera plant began in June 2016. As of March 31, 2019, OPC-Hadera had invested an aggregate of NIS 837 million (approximately $230 million). Commercial operation of OPC-Hadera plant is expected in the fourth quarter of 2019 - this takes into account delays that occurred during the construction, including the timetable for replacement of an additional faulty component discovered during performance of the construction work. OPC-Hadera is entitled to compensation from the EPC contractor in respect of delay in completion of the construction, and OPC-Hadera has insurance coverage for loss of profits.

Update on Tzomet Project

Tzomet Energy Ltd. (“Tzomet”) is developing an open-cycle natural gas-fired power station with capacity of approximately 396 MW in Israel.

In April 2019, following the approval of the Business Concentration Committee, the EA granted Tzomet a conditional license for the construction of the Tzomet power plant.

Qoros2

Agreement to sell 12% of Qoros

As previously reported, in January 2019, Kenon entered into an agreement to sell half (12%) of its remaining interest (24%) in Qoros to the majority shareholder in Qoros for a purchase price of RMB1,560 million (approximately $226 million). The sale is subject to obtaining relevant third party consents and other closing conditions, including approvals by relevant government authorities. The parties are in the process of seeking these consents and approvals. Following completion of the sale, Kenon will hold a 12% interest in Qoros, the majority shareholder in Qoros will hold 63% and Chery Automobile Co. Ltd. will own 25%.

Qoros Sales

Qoros reported that the entity introduced by the majority shareholder in Qoros, which made significant purchases during 2018, paused making purchases in Q1 2019 and resumed purchase orders in Q2 2019 as per the internal plan. Qoros also reported that orders from dealers were negatively impacted this quarter by, among other factors, the changing regulation in some provinces in China from the “China 5” to the “China 6” emission standard and by the general challenging auto market conditions in China which saw a 14% year-on-year decline in wholesale volumes in Q1. As a result of the foregoing, Qoros saw a substantial decline in wholesale sales in the quarter, selling approximately 800 cars in Q1 2019.

ZIM

Discussion of ZIM’s Results for Q1 2019

ZIM carried approximately 668 thousand TEUs in Q1 2018, representing a 4% decrease as compared to Q1 2018, in which ZIM carried approximately 698 thousand TEUs. The average freight rate per TEU in Q1 2019 was $1,019 per TEU, as compared to $938 per TEU in Q1 2018, representing a 9% increase.

ZIM’s revenues increased by 6% in Q1 2019 to approximately $796 million, as compared to approximately $751 million in Q1 2018, due to the increase in the average freight rate. ZIM’s operating expenses and cost of services increased by 1% in Q1 2019 to approximately $703 million, as compared to approximately $698 million in Q1 2018.

2 Convenience translations of RMB amounts into US Dollars use a rate of 6.9: 1.

Additional Kenon Updates

Kenon’s (Unconsolidated) Liquidity and Capital Resources

As of March 31, 2019, Kenon’s unconsolidated cash balance was $35 million. There is no remaining material debt at the Kenon level.

Kenon is the beneficiary of a four-year deferred payment agreement, effective December 31, 2017, reflecting deferred consideration from the sale of its Inkia power businesses, accruing 8% interest, payable in kind (total payable as at March 31, 2019 including principal and accrued interest is $193 million). The deferred payment is subject to tax.

In March 2019, OPC declared a dividend of approximately $10 million which resulted in a dividend receipt by Kenon of approximately $7 million in Q2 2019.

Investors’ Conference Call

Kenon’s management will host a conference call for investors and analysts on May 30, 2019. Kenon's and OPC's management will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following teleconferencing numbers:

Singapore:	3158-3851
US:	1-866-652-8972
Israel:	03- 9180687
UK:	0-800-051-8913
International:	+65-3158-3851

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:

•	OPC Energy (76% interest) – a leading owner, developer and operator of power generation facilities in the Israeli power market;
•	Qoros (24% interest3) – a China-based automotive company;
•	ZIM (32% interest) – an international shipping company; and
•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon remains committed to its strategy to realize the value of its businesses for its shareholders. In connection with this strategy, Kenon may provide its shareholders with direct access to its businesses, which may include spin-offs, listings, offerings, distributions or monetization of its businesses. Kenon is actively exploring various ways to materialize this strategy in a rational and expeditious manner. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

3 Kenon has agreed to sell half of its 24% interest to the majority shareholder in Qoros; upon completion of this sale, Kenon will hold a 12% interest in Qoros.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to statements about (i) with respect to OPC, statements with respect to the OPC-Hadera and Tzomet projects, including receipt of the conditional license, expected installed capacity, expected cost, and expected timing of the completion, commercial operation and financing of the project as well as the impact of the delay in Hadera construction and related compensation and insurance, (ii) with respect to Qoros, statements with respect to the agreement by Kenon to sell half of its remaining interest in Qoros to the majority shareholder in Qoros, that the parties are in the process of obtaining the required approvals and statements with respect to market conditions, regulations, sales and other trends  impacting Qoros' results and (iii) other non-historical matters. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include (i) with respect to OPC, risks relating to a failure to complete the development and reach commercial operation of the OPC-Hadera and Tzomet projects on a timely basis, within the expected budget, or at all, including risks related to license and other approvals required to proceed with the Tzomet project and costs associated with delays in reaching commercial operation, (ii) with respect to Qoros, risks relating to the agreement to sell half of Kenon's remaining interest in Qoros to the majority shareholder in Qoros, including the risk that the parties may be unable to obtain required consents including regulatory approvals and other risks relating to the closing of that transaction and risks relating to Qoros' markets, regulation, sales and other factors impacting its results (iii) other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Jonathan Fisch Director, Investor Relations jonathanf@kenon-holdings.com Tel: +44 20 7659 4186